Mail Stop 3561

October 30, 2008

William G. Harvey
Vice-President and Treasurer
Abitibi-Consolidated Inc.
1155 Metcalfe Street
Suite 800
Montreal, Quebec, Canada H3B 5H2

   Re: Abitibi-Consolidated Inc.
     Form 20-F for Fiscal Year Ended December 31, 2007
     Filed March 31, 2008
     File No. 001-14636
     Form 20-F/A for Fiscal Year Ended December 31, 2007
     Filed April 10, 2008
     File No. 001-14636
     Form 20-F/A for Fiscal Year Ended December 31, 2007
     Filed May 30, 2008
     File No. 001-14636

Dear Mr. Harvey:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. We note that the certifications required by Exchange Act Rule 13a-14(a) or Exchange Act Rule 15d-14(a) included as exhibits to your Form 20-F filed March 31, 2008 omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. We also note the updated certifications included as exhibits to your Form 20-F/A filed May 30, 2008. Please file an amendment to the Form 20-F that includes the entire annual report and new, corrected certifications.

2. We note your statement on page 63 of the Form 20-F filed March 31, 2008 that you are a "'voluntary filer' for purposes of the periodic and current reporting requirements of the Securities and Exchange Commission." Please explain your basis for this statement. If you conclude that you are not a voluntary filer, please include the certifications required by Instruction 13(a) to Item 19 of Form 20-F with your amended filing.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ethan Horowitz at (202) 551- 3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director